U.S. SECURITIES AND
                               EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[ ]Form 1O-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                        For Period Ended: June 30, 2005

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

                        For the Transition Period Ended:

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Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

     Full Name of Registrant: Teda Travel Group, Inc.

     Former Name if Applicable: Acola Corp.

Suite 2102,  Chinachem  Century Tower, 178 Gloucester Road,  Wanchai,  Hong Kong
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                     Address of Principal Executive Office
                  (Street and Number) City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be com-pleted. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Part III - Narrative State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The company has experienced a delay in completing the information necessary for inclusion in its June 30, 2005 Form 10-QSB Quarterly Report. The Company expects to file the Form 10-QSB within the allotted extension period.


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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


    Godfrey Chin Tong Hui      (011)(852)          2833-2186
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          (Name)              (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment).

                             Teda Travel Group, Inc.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                         By: /s/ Godfrey Chin Tong Hui
                                                 Godfrey Chin Tong Hui
                                             -----------------------------------
                                                 Chief Executive Officer
Date: August 15, 2005